[The following tweets were posted by CtW Investment Group, with links to articles in the Denver Business Journal, Fortune and the Wall Street Journal.

CtW Investment Group @CtWInvGrp  23 minutes ago

Chipotle and its all-white board targeted by activist investor group http://www.9news.com/money/business/chipotle-and-its-all-white-board-targeted-by-activist-investor-group/133107389 … via @@9NEWS #boarddiversity @nminow #corpgov

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CtW Investment Group @CtWInvGrp  21h21 hours ago

Chipotle’s Board Feels the Heat from Agitating Shareholders via @FortuneMagazine http://for.tn/1YtP362?xid=for_tw_sh … #corpgov @bethkowitt #diversity

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CtW Investment Group @CtWInvGrp  Apr 13

#corpgov with integrity? Chipotle's board lacks diversity, suffers from excessive tenure, and foot-dragging

Investor Group Pushes for Shakeup at Chipotle

CtW Investment Group in a letter Wednesday urged Chipotle Mexican Grill Inc. shareholders to withdraw support for the re-election of two directors . . .

WSJ.com

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CtW Investment Group @CtWInvGrp  Apr 13

MT: Chipotle is getting urged to shake up its board as stock falls $CMG http://bloom.bg/1oXBUWQ  @PattonLes #corpgov

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CtW Investment Group @CtWInvGrp  Apr 13

Chipotle Urged to Shake Up Board in Wake of Food Crisis http://bloom.bg/1Sa3M4K  via @business - fresher, more diverse members #corpgov

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